RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD

RANDGOLD RESOURCES UPDATE

LOULO PHASE II BACK ON TRACK
Delay not expected to affect planned production

Despite the disruption caused by a defaulting contractor, the final phase of the Loulo plant will be completed during the second quarter and the delay in the commissioning of the hard-rock crushing circuit is not expected to impact on this year’s planned gold production from the mine.

The plant was originally scheduled for completion by December but in January Randgold Resources took the project back from contractor MDM and turned it over to its own team.

‘‘At that stage we’d already had to intervene on a number of occasions and with increasing frequency to keep the project on track,’’ says capital projects manager John Steele. ‘‘Fortunately our team has an enormous breadth and depth of experience, having already built two other mines in Mali, so we’re comfortable that it will be relatively plain sailing from here on.’’

MDM has been cooperating, and Randgold Resources has brought in additional skills to the site, where the project team now numbers some 300.

‘‘The penultimate scheduled breakbulk shipment has just arrived and the last scheduled shipment is on the water. In taking over the project, we caught up on some items that hadn’t been ordered so there will be one additional breakbulk consignment still to come, and we’ve also been flying in some equipment to keep the civils on track. Our main focus now is on completing the project civils and earthworks to keep the crushing circuit on track, as well as completion of the piping for the water storage and tailings storage facilities,’’ Steele said.

‘‘Due to the late start-up of the first phase, our oxide stockpile is larger than anticipated and we still have some oxide ore to mine. We have also put a plan in place to screen off the lumps from the semi-hard transitional material and where required, put this through a mobile crusher so being able to feed this through the oxide circuit. This means that we expect to have enough feed for the plant until the start-up of the hard-rock circuit in the second quarter.’’

LOULO UNDERGROUND PROJECT HEADING FOR START-UP

Start-up of the Loulo underground project is scheduled for the second quarter of 2006 with the construction of the surface mining infrastructure close to the portal position at Yalea.

Mining contractors have visited the site and tenders for the decline development are to be submitted shortly. ‘‘Main decline development will be starting later this year and we expect to access first ore from development next year,’’ said general manager exploration and evaluation Adrian Reynolds.

‘‘We have taken the feasibility study design and looked at ways of both speeding up production and allowing increased production: This has led to the introduction of a conveyor system for ore transport as well as a simpler decline design. Since the previous mine layout was done, continued exploration success at depth has led to five additional levels being added to the areas available for stoping. We have no doubt that adding to the mine layout will be a continual part of ongoing mine planning at Loulo as exploration continues to add to this world-class ore body.’’

EXPLORATION CONTINUES TO DELIVER

The hunt for new ounces continues to bear fruit and the Randgold Resources portfolio now holds 159 quality targets and a land position of 13 427 km² covering the most prospective belts of West and East Africa.

Loulo continues to be a great success story for the company. In addition to the known deposits of Yalea and Loulo 0, Faraba and P64 in the greater lease area are beginning to look very promising.

Elsewhere in Mali West, exploration has started at Sitakili with a first phase of reconnaissance drilling underway. At Selou, two targets returning bedrock mineralisation have been highlighted for further work.

At Morila there are four areas of focus in terms of evaluation and exploration: infill drilling on the western margin of the pit; infill drilling on the Samacline target; infill and step-out drilling on the south Tonalite target; and a regional exploration drilling programme aimed at providing a full assessment of the global upside resource potential within the lease area.

In South Mali, where the search continues for another Morila, we have started a hyperspectral study over the mine and surrounding area and are remodelling our geophysical data to develop a three-dimensional exploration model. Conceptual drilling is planned for the second quarter of 2006.

In Senegal over the field season to date we have brought in seven new targets and rejected six leaving us with a portfolio of 31 targets to evaluate; of these Bambaraya has over 800 metres of surface mineralisation defined and further infill drilling is required on the plus three kilometre Sofia target.

In Burkina Faso, we have established a footprint covering the southern part of the Markoye fault system and this coming year we shall be getting our hands dirty with on-the-ground exploration.

Looking ahead, we are preparing to restart exploration in Ghana, where we are waiting for approval from the Minister of Mines on three applications and finalisation of an agreement with a local Ghanaian company.

In Tanzania we are ready for our first phase of drilling at Kiabakari and we continue drill-testing conceptual targets below complex regolith.

The Ivory Coast presents a very exciting opportunity and we are looking forward to restarting field activities there. The Tongon deposit on the Nielle permit offers the chance to fast-track Randgold Resources’ third mining project in less than 10 years. In addition to Tongon, there are 11 other targets on the Nielle permit which have seen only limited work. On the Boundiali permit we have the advanced target of Tiasso which has gold-in-soil for over two kilometres and significant gold-in-trench and pits ready for drill testing.

In this quarter, we plan to have drill rigs busy in the field with a focus on the next discovery. In addition, the generative teams are looking for new opportunities both within countries where we already have a presence and elsewhere.

BALANCE SHEET PROVIDES STRONG BASE FOR GROWTH

Randgold Resources ended 2005 with the strongest balance sheet in its history and is well-positioned to finance the next stage of its growth, including the Loulo underground development.

The equity exercise completed in November raised some US$103 million after costs and with the revenue generated by Morila and the recently commissioned open-pit operation at Loulo, the company now has cash resources of US$150 million.

These funds will be used firstly for the Loulo underground project, a five-year programme which starts in 2006 and for which US$20 million has been budgeted for this year. Waiting in the wings is the Tongon project, where a final feasibility study will be completed once the political situation in the Côte d’Ivoire has returned to normal.

Financial director Roger Williams said the company would also be using its robust balance sheet to negotiate more competitive financing terms. In this regard it was discussing the possibility of converting the Loulo project finance into a corporate facility to reduce interest charges and increase flexibility.

‘‘The advantage of a healthy cash position is that it also negates the need to sell forward to hedge capital risk. We have a small hedge for Loulo and our intention is to deliver into the current high spot prices and roll the hedges out over the period of the underground development to cover that capital risk,’’ he said.

RANDGOLD RESOURCES ENQUIRIES:

Chief Executive	Financial Director	Investor & Media Relations
Dr Mark Bristow	Roger Williams	Kathy du Plessis
+44 779 775 2288 +27 82 800 4293 +223 675 0122	+44 791 709 8939	+27 11 728 4701 Cell: +27 83 266 5847 Email: randgoldresources@dpapr.com

Website : www.randgoldresources.com

DISCLAIMER: Statements made in this document with respect to Randgold Resources’ current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold Resources. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. Randgold Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risks and uncertainties include, among others, risks associated with: fluctuations in the market price of gold, gold production at Morila, the development of Loulo and estimates of resources, reserves and mine life. For a discussion on such risk factors refer to the annual report on Form 20-F for the year ended 31 December 2004 which was filed in amended form with the United States Securities and Exchange Commission (the ‘SEC’) on 27 October 2005. Randgold Resources assumes no obligation to update information in this release. Cautionary note to US investors; the ’SEC’ permits companies, in their filings with the ‘SEC’, to disclose only proven and probable ore reserves. We use certain terms in this release, such as ‘‘resources’’, that the ‘SEC’ does not recognise and strictly prohibits us from including in our filings with the ‘SEC’. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.